FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Appoints Mike Daniels to the Board of Directors	2.

Document 1

  NEWS RELEASE
October 1, 2014

FOR IMMEDIATE RELEASE

BlackBerry Appoints Mike Daniels to the Board of Directors

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB) announced today that it has appointed Michael Daniels, former Chairman and CEO of Mobile 365, to the Company’s Board of Directors.

“I am pleased to welcome Mike to our Board of Directors. BlackBerry and our customers will benefit greatly from Mike’s broad technology experience and specifically his longstanding cyber security expertise,” said John Chen, Executive Chairman and CEO of BlackBerry.

With the addition of Mr. Daniels, the Company's Board of Directors now consists of seven members, six of whom are independent members.

Mr. Daniels held various senior management positions at Science Applications International Corporation (SAIC) from 1986-2004.  While at SAIC Mr. Daniels identified and acquired Network Solutions and served as Chairman from 1995 until 2000 when the company was acquired by VeriSign. Mr. Daniels was Chairman and CEO of Mobile 365 from 2005 until the sale of the company to Sybase in 2006.  He then served as a director of Sybase from 2007 to 2010.  He has also served as Chairman of GlobalLogic and as a director of VeriSign, Apogen Technologies and Telcordia Technologies.

Mr. Daniels currently serves on the board of directors of Mercury Systems, which provides secure sensor processing systems for commercial and defense applications, and as Chairman of Invincea, a venture backed provider of advanced cyber security technology solutions.  Mr. Daniels also currently serves as a director of the Northern Virginia Technology Council, the Virginia Chamber of Commerce and as Chairman of the Logistics Management Institute.  He also leads the National Advisory Board of the American Enterprise Institute Center for Internet, Communications and Technology Policy.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@blackberry.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.co

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	October 1, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer